Exhibit 99.77(i)

Item 77I – Terms of New or Amended Securities

Effective October 15, 2015, Voya Variable Products Trust established Class R6 shares on behalf of Voya MidCap Opportunities Portfolio and Voya SmallCap Opportunities Portfolio. In addition, at its September 10, 2015 meeting, the Board approved the agreements and other routine matters with respect to the establishment of each Fund’s Class R6 shares.